                                                   -----------------------------
                                                         OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER 3235-0145
                                                   EXPIRES: OCTOBER 31, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE. . . 14.90
                                                   -----------------------------



                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ---------------------

                                Schedule 13G

                  Under the Securities Exchange Act of 1934
                         (Amendment No. __________)*




                            i2 Technologies, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 465754 10 9
--------------------------------------------------------------------------------
                               (CUSIP Number)


                            ---------------------


Check the following box if a fee is being paid with this statement [X]. (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (CONTINUED ON FOLLOWING PAGE(S))

                                 (Page 1 of 7)

----------------------------                               ---------------------
  CUSIP NO. 465754 10 9                  13G                      Page 2 of 7
----------------------------                               ---------------------


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   SANJIV S. SIDHU
                   (SS# ###-##-####)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)[ ]  (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES

--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                              12,600,000 SHARES OF COMMON STOCK
        NUMBER       -----------------------------------------------------------
          OF         6      SHARED VOTING POWER
        SHARES
     BENEFICIALLY             3,400,000 SHARES HELD DIRECTLY BY SIDHU-SINGH
       OWNED BY               FAMILY INVESTMENTS OF WHICH MR. SIDHU IS A
      REPORTING               GENERAL PARTNER.
        PERSON       -----------------------------------------------------------
         WITH        7      SOLE DISPOSITIVE POWER

                              12,600,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                              3,400,000 SHARES HELD DIRECTLY BY SIDHU-SINGH FAMILY INVESTMENTS OF WHICH MR. SIDHU IS A GENERAL PARTNER.

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   16,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   65.0% AS OF DECEMBER 31, 1996

--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------------                               ---------------------
  CUSIP NO. 465754 10 9                 13G                    Page 3 of 7
----------------------------                               ---------------------



--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   SIDHU-SINGH FAMILY INVESTMENTS, LTD.
                   (IRS# 75-2645568)
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[ ]  (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                   TEXAS

--------------------------------------------------------------------------------
                 5    SOLE VOTING POWER

                        3,400,000 SHARES OF COMMON STOCK MANAGED BY GENERAL
                        PARTNERS INCLUDING MR. SANJIV S. SIDHU
     NUMBER      ---------------------------------------------------------------
       OF        6    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          SEE RESPONSE TO ROW 5
    OWNED BY
    REPORTING    ---------------------------------------------------------------
     PERSON      7    SOLE DISPOSITIVE POWER
      WITH
                        3,400,000 SHARES OF COMMON STOCK MANAGED BY GENERAL
                        PARTNERS INCLUDING MR. SANJIV S. SIDHU
                 ---------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                        SEE RESPONSE TO ROW 7

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,400,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [ ]
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   13.8% AS OF DECEMBER 31, 1996
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 465754 10 9                13G                        Page 4 of 7


ITEM 1(a)    NAME OF ISSUER:

             i2 Technologies, Inc.


ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             909 E. Las Colinas Blvd., 16th Floor, Irving, TX 75039


ITEM 2(a)    NAME OF PERSON FILING:

             This statement is filed by Sanjiv S. Sidhu(1) and Sidhu-Singh Family Investments, Ltd. sometimes referred to collectively as the Sidhu Reporting Group.

             The Sidhu Reporting Group may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each Reporting Person expressly disclaims any assertion or presumption that it and the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as
             Exhibit 1 hereto should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a "group" consisting of one or more persons.


ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             909 E. Las Colinas Blvd., 16th Floor, Irving, TX 75039


ITEM 2(c)    CITIZENSHIP:

             Mr. Sidhu is a United States citizen, and Sidhu-Singh Family Investments, Ltd. has its principal place of business in Texas.


ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock


ITEM 2(e)    CUSIP NUMBER:

             465754 10 9



----------------------------

(1) Mr. Sidhu is the Chairman of the Board and Chief Executive Officer of the Issuer.

CUSIP NO. 465754 10 9                    13G                  Page 5 of 7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


ITEM 4.    OWNERSHIP.

           (a) Amount Beneficially Owned: See Row 9 of cover page for each entity.

           (b)  Percent of Class:  See Row 11 of cover page for each entity.

           (c)  Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: See Row 5 of cover page for each entity.

                (ii) shared power to vote or to direct the vote: See Row 6 of cover page for each entity.

                (iii)  sole power to dispose or to direct the disposition of:
                       See Row 7 of cover page for each entity.

                (iv)   shared power to dispose or to direct the disposition of:
                       See Row 8 of cover page for each entity.


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable

CUSIP NO. 465754 10 9                   13G                   Page 6 of 7


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           The Sidhu Reporting Group may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, although each Reporting Person expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitutes a "group." The filing of this statement should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a "group" consisting of one or more persons.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 465754 10 9                  13G                      Page 7 of 7



                                  SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1997

                                       /S/ SANJIV S. SIDHU
                                       -----------------------------------------
                                       Sanjiv S. Sidhu



                                       SIDHU-SINGH FAMILY INVESTMENTS, LTD.



                                       By: /S/ SANJIV S. SIDHU
                                          --------------------------------------
                                          Sanjiv S. Sidhu, General Partner

CUSIP NO. 465754 10 9                13G



                                   Exhibit 1

                       AGREEMENT RELATING TO JOINT FILING
                                OF SCHEDULE 13G



          The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of i2 Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.


Dated: February 13, 1997

                                      /S/ SANJIV S. SIDHU
                                      --------------------------------------
                                      Sanjiv S. Sidhu



                                      SIDHU-SINGH FAMILY INVESTMENTS, LTD.


                                      By: /S/ SANJIV S. SIDHU
                                         ----------------------------------
                                         Sanjiv S. Sidhu, General Partner